May 28, 2019

Charles F. Cargile
Chief Executive Officer and President
Sunworks, Inc.
1030 Winding Creek Road, Suite 100
Roseville, CA 95678

       Re: Sunworks, Inc.
           Registration Statement on Form S-3
           Filed May 21, 2019
           File No. 333-231653

Dear Mr. Cargile:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications